BAKER & McKENZIE
東京青山・青木法律事務所

Tokyo Aoyama Aoki Law Office
Baker & McKenzie
Attorney at Foreign Law Office
Registered Associated Offices
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

04046363

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

FILE NO. 82-3919

November 15, 2004

BY AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED NOV 24 2004 WASH. D.C. 213 SECTION

BANDAI CO., LTD.
Re: Sponsored Level 1 ADR Facility

SUPPL

Dear Sirs:

Pursuant to Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Bandai Co., Ltd. (the "Company") with respect to its ADR program, enclose herewith English translation of the document which contents were announced by the Company as follows:

- Sale of part of the shares held by the Company in Bandai Visual Co., Ltd. (dated November 9, 2004).

With kind regards,

PROCESSED
DEC 02 2004
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

Encl.
cc: Bandai Co., Ltd.
cc: The Bank of New York

(Translation)

November 9, 2004

Name of the Company: Bandai Co., Ltd.
Name and Position of the Representative: Takeo Takasu
President and Representative Director

Inquiries shall be directed to: Hiroshi Kawasaki
General Manager, President Office
Tel.: 03 (3847) 5005

(Code No. 7967, The First Section of the Tokyo Stock Exchange)

Sale of part of the shares held by the Company in Bandai Visual Co., Ltd.

On October 29, 2004, the Company announced that it would sell part of the shares held by Bandai Co., Ltd. (the "Company") in Bandai Visual Co., Ltd. Now the sales price of the shares has been determined and the Company hereby announces the content thereof and the effect thereof on the financial results, as described below:

Description

1. Outline of the sale:

(1)	Shares to be sold:	Shares of common stock
(2)	Number of shares to be sold:	6,000 shares
(3)	Sales period:	From November 10, 2004 to November 12, 2004
(4)	Date of delivery:	November 18, 2004
(5)	Sales price:	¥197,880 per share
(6)	Disposal price by the Company:	¥188,700 per share
(7)	Proceeds from the sale:	¥1,132 million

2. Effect of the sale on the financial results:

(1) Effect of the sale on the financial results on a non-consolidated basis:

The gain on sale of the shares as set forth above will amount to ¥1,065 million, which will be accounted for as an extraordinary income for the current fiscal year (from April 1, 2004 to March 31, 2005).

(2) Effect of the sale on the financial results on a consolidated basis:

On a consolidated basis, the gain on sale of equities of affiliated companies will amount to ¥739 million, which will be accounted for as an extraordinary income for the current fiscal year (from April 1, 2004 to March 31, 2005).

(3) These effects are included as estimates in the amendment to the forecast of operating results for the fiscal year ending March 31, 2005 announced on October 29, 2004.

- END -

Attention: This document is prepared for a press release and not for inviting investment. We ask you to invest by your own judgment after looking into the "prospectus for the sale of shares" (as well as amendments thereto) prepared by Bandai Visual Co., Ltd. when you intend to invest.